SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*

                          HITOX CORPORATION OF AMERICA
                         ______________________________
                                (Name of Issuer)

                     Common Stock, Par Value $0.25 Per Share
                   __________________________________________
                         (Title of Class of Securities)

                                    433658101
                                 ______________
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                _________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 28, 1999
                       ___________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 16 Pages

                                                              Page 2 of 16 Pages

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  PAULSON ACQUISITION LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  WC

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 768,574
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   768,574
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            768,574

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                         [X]

13       Percent of Class Represented By Amount in Row (11)

                                    16.44%

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 16 Pages

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  PAULSON RANCH, LTD.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  BK

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 768,574
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   768,574
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            768,574

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                   [X]

13       Percent of Class Represented By Amount in Row (11)

                                    16.44%

14       Type of Reporting Person*

                  PN; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 16 Pages

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  BERNARD A. PAULSON

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)                       [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 828,074
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   828,074
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            828,074

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                          [X]

13       Percent of Class Represented By Amount in Row (11)

                                    17.71%

14       Type of Reporting Person*

                  IN;00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 16 Pages

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  FOUNDERS EQUITY SECURITIES, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  WC

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)                  [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 21,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   21,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            21,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [X]

13       Percent of Class Represented By Amount in Row (11)

                                    .45%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 16 Pages

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  LEON S. LOEB

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  PF

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 144,600
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   144,600
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            144,600

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [X]

13       Percent of Class Represented By Amount in Row (11)

                                    3.1%

14       Type of Reporting Person*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 16 Pages

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  RICHARD L. BOWERS

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)                  [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 67,400
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   67,400
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            67,400

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [X]

13       Percent of Class Represented By Amount in Row (11)

                                    1.4%

14       Type of Reporting Person*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 16 Pages


                  This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, par value $0.25 per share (the "Shares"), of Hitox Corporation of America (the "Issuer"). This Amendment No. 2 shall be deemed an initial filing for each of Founders Equity, Mr. Loeb and Mr. Bowers (each as defined below). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D dated April 27, 1999, and all amendments thereto, filed by Paulson Acquisition, L.L.C., Paulson Ranch Ltd., and Bernard A. Paulson (the "Initial Statement"). Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Initial Statement. Information contained herein concerning each Reporting Person (as defined below) has been provided by each such Reporting Person. Each Reporting Person assumes no responsibility for the accuracy or completeness of any information provided by any other Reporting Person. The Initial Statement is supplementally amended as follows:

Item 1.           Security and Issuer.

                  This Statement relates to the Shares. The address of the principal executive offices of the Issuer is 722 Burleson Street, Corpus Christi, Texas 78402.

Item 2.           Identity and Background.

                  This Statement is being filed on behalf of and relates to the Shares held for the accounts of each of the following persons ("Reporting Persons"):

                          (i)      Paulson Acquisition LLC ("Paul Acquisition");
                         (ii)      Paulson Ranch, Ltd. ("Paul Ranch);
                        (iii)      Bernard A. Paulson ("Mr. Paulson");
                         (iv) Founders Equity Securities, Inc. ("Founders Equity");
                          (v)      Leon S. Loeb ("Mr. Loeb"); and
                         (vi)      Richard L. Bowers ("Mr. Bowers").

                  Paulson Acquisition is a Delaware limited liability company. Paulson Acquisition is a wholly owned limited liability company of Paulson Ranch. The general partner of Paulson Ranch is Paulson Ranch Management, L.L.C., a Texas limited company. The members of Paulson Ranch Management, L.L.C. are Mr. Bernard Paulson and his wife.

                  The principal business of each of Paulson Acquisition and Paulson Ranch is investment in securities. Mr. Paulson is the President and Chief Executive Officer of Paulson Acquisition and as such may be deemed to have voting and dispositive power over the Shares held for the account of Paulson Acquisition. Mr. Paulson is a director of the Issuer. The address of the principal business and principal office of each of Paulson Acquisition, Paulson Ranch and Mr. Paulson is 3 Ocean Park Drive, Corpus Christi, Texas 78404.

                  Founders Equity is a Texas corporation. The address of the principal business and principal office of Founders Equity is 2602 McKinney Avenue, Suite 220, Dallas, Texas 75202. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this
Schedule 13D as applicable is a list of the executive officers and directors of Founders Equity.

                  Mr. Loeb is a United States citizen. Mr. Loeb's present principal occupation is investing in real estate and securities. The address of Mr. Loeb's principal business and principal office is 3765 South Alameda Street, Suite 320, Corpus Christi, Texas 78411.

                  Mr. Bowers is a United States citizen. Mr. Bowers' present principal occupation is President and part owner of Western Pigments and Minerals, Inc. The name and address of the principal business and principal office in which Mr. Bowers is employed is 711 North Carancahua, Suite 700, Corpus Christi, Texas 78475.

                                                              Page 9 of 16 Pages

                  During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3.           Source and Amount of Funds or Other Consideration.

                  The amounts used to purchase the Shares are set forth in Annex B hereto. The sources for such amounts were working capital and personal funds for Founders Equity and Mr. Loeb, respectively.

Item 4.           Purpose of Transaction.

                  On May 28, 1999, the Reporting Persons and Megamin Ventures Sdn. Bhd. ("Megamin"), holders of more than 50% of the outstanding Shares of the Issuer, pursuant to the provisions of the Issuer's Certificate of Incorporation, executed a written demand and consent removing each of Robert J. Cresci, William
B. Hayes and Mike Nicolas as directors of the Issuer and appointing each of Richard L. Bowers, Thomas W. Pauken and W. Craig Epperson to serve as directors of the Issuer. With respect to the execution of such demand and consent, each of the Reporting Persons and Megamin may be deemed to be acting as a group. The Reporting Persons understand that information regarding Megamin is or will be contained in a separate Schedule 13D filed by Megamin.

Item 5.           Interest in Securities of the Issuer.

                  (a) (i)   Paulson  Acquisition  may be deemed  the  beneficial
owner of the 768,574 Shares (approximately 16.44% of the total number of Shares issued and outstanding).

                      (ii) Paulson Ranch may be deemed the beneficial owner of the 768,574 Shares (approximately 16.44% of the total number of Shares issued and outstanding).

                      (iii) Mr. Paulson may be deemed the beneficial owner of 828,074 Shares (approximately 17.71% of the total number of Shares issued and outstanding assuming exercise of the options held for his account). This number includes (A) 768,574 Shares held for the account of Paulson Acquisition, (B) 42,000 Shares held for his account and (C) 17,500 Shares issuable upon the exercise of currently exercisable options held for his account.

                      (iv) Founders Equity may be deemed the beneficial owner of 21,000 Shares (approximately .45% of the total number of Shares issued and outstanding).

                      (v) Mr. Loeb may be deemed the beneficial owner of 144,600 Shares (approximately 3.1% of the total number of Shares issued and outstanding).

                      (vi) Mr. Bowers may be deemed the beneficial owner of 49,900 Shares. Mr. Bowers may be deemed the beneficial owner of an additional 17,500 Shares held for the account of his wife and daughter (approximately 1.4% in the aggregate of the total number of Shares issued and outstanding).

                  (b) (i)   Paulson  Acquisition  may be deemed to have the sole
power to direct the voting and disposition of the 768,574 Shares held for its account.

                      (ii) Paulson Ranch may be deemed to have the sole power to direct the voting and disposition of the 768,574 Shares held for the account of Paulson Acquisition.

                      (iii) Mr. Paulson may be deemed to have the sole power to direct the voting and disposition of the 768,574 Shares held for the account of Paulson Acquisition and the 59,500 Shares (and securities derivative thereof) held for his account.

                                                             Page 10 of 16 Pages


                      (iv) Founders Equity may be deemed to have the sole power to direct the voting and disposition of the 21,000 Shares held for its account.

                      (v) Mr. Loeb may be deemed to have the sole power to direct to voting and disposition of the 144,600 Shares held for his account.

                      (vi) Mr. Bowers may be deemed to have the sole power to direct the voting and disposition of the 67,400 Shares held for his account and the accounts of his wife and daughter.

                  (c) Except for the transactions listed on Annex B hereto, there have been no transactions effected by (1) Paulson Acquisition, Paulson Ranch or Mr. Paulson with respect to the Shares since May 3, the date the Initial Statement was last amended, or (2) any of the other Reporting Persons since March 29, 1999 (60 days prior to the date hereof).

                  (d) (i) The members of Paulson Acquisition, a Delaware limited liability company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Paulson Acquisition LLC in accordance with their ownership interests in Paulson Acquisition.

                      (ii) The shareholders of Founders Equity have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Founders Equity in accordance with their ownership interests in Founders Equity.

                  (e)      Not applicable.

                  Each of Paulson Acquisition and Paulson Ranch expressly disclaims beneficial ownership of the Shares held for the account of Mr. Paulson and each such Reporting Person expressly disclaims beneficial ownership of all Shares held for the account of any other Reporting Person. In addition, each other Reporting Person other than Paulson Acquisition, Paulson Ranch and Mr. Paulson expressly disclaims ownership of all Shares held for the account of any other Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Other than as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.

                  A. Joint Filing Agreement dated May 28, 1999 by and among Paulson Acquisition LLC, Paulson Ranch Ltd., Bernard A. Paulson, Founders Equity Securities, Inc., Leon S. Loeb and Richard L.
Bowers.

                                                             Page 11 of 16 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 28, 1999
                               PAULSON ACQUISITION LLC


                               By:      /s/ Bernard A. Paulson
                                        ----------------------------------------
                                        Name:    Bernard A. Paulson
                                        Title:   President and Chief Executive
                                                 Officer

                               PAULSON RANCH LTD.

                               By:      PAULSON MANAGEMENT, L.L.C.

                                        By:      /s/ Bernard A. Paulson
                                                 -------------------------------
                                                 Name:    Bernard A. Paulson
                                                 Title:   Member


                               /s/ Bernard A. Paulson
                               -------------------------------------------------
                               Bernard A. Paulson


                               FOUNDERS EQUITY SECURITIES, INC.


                               By:      /s/ Tom Spackman
                                        ----------------------------------------
                                        Name:    Tom Spackman
                                        Title:   President

                               /s/ Leon S. Loeb
                               -------------------------------------------------
                               Leon S. Loeb

                               /s/ Richard L. Bowers
                               -------------------------------------------------
                               Richard Bowers

                                                             Page 12 of 16 Pages

                                     ANNEX A

                  The following is a list of all of the persons who serve as an executive officer and director of Founders Equity:

                  Tom Spackman, President
                  Scott D. Cook, Chairman and Chief Executive Officer

Each of the above listed persons is a United States citizen. The principal occupation of each executive officer and director is set forth next to such person's name and each has a business address c/o Founders Equity, 2602 McKinney Avenue, Suite 220, Dallas, Texas 75202.

To the best of Founders Equity's knowledge:

                  (a)      None of the above persons directly holds any Shares
                  (b)      None  of  the  above   persons  has  any   contracts,
                           arrangements, understandings or relationships with respect to the Shares.

                                                             Page 13 of 16 Pages


                                     ANNEX B

                   RECENT TRANSACTIONS IN THE COMMON STOCK OF
                          HITOX CORPORATION OF AMERICA




                                              Date of                  Nature of                Number of            Price Per
         For the Account of                Transaction                Transaction                 Shares                Share
         ------------------                -----------                -----------                 ------                -----

         Mr. Loeb                           5/10/99                       Buy                     5,000                $2.81
         --------                           5/06/99                       Buy                       500                 2.75
                                            5/06/99                       Buy                       800                 2.75
                                            5/06/99                       Buy                       600                 2.75
                                            5/06/99                       Buy                       600                 2.75
                                            5/05/99                       Buy                       500                 2.94
                                            5/05/99                       Buy                       500                 2.94
                                            5/05/99                       Buy                     1,000                 2.75
                                            5/05/99                       Buy                     2,000                 2.75
                                            4/30/99                       Buy                     1,000                 3.13
                                            4/30/99                       Buy                       300                 3.00
                                            4/30/99                       Buy                       500                 3.00
                                            4/30/99                       Buy                     3,000                 3.00
                                            4/30/99                       Buy                     1,000                 3.00
                                            4/30/99                       Buy                     1,500                 2.94
                                            4/30/99                       Buy                     1,500                 2.94
                                            4/30/99                       Buy                     2,000                 3.00
                                            4/30/99                       Buy                       200                 2.94
                                            4/30/99                       Buy                     1,300                 2.94
                                            4/30/99                       Buy                     3,500                 2.94
                                            4/30/99                       Buy                     4,500                 2.94
                                            4/30/99                       Buy                     2,000                 2.94
                                            4/30/99                       Buy                     2,000                 2.94
                                            4/30/99                       Buy                     4,000                 2.75
                                            4/30/99                       Buy                       500                 3.00
                                            4/30/99                       Buy                     1,000                 3.00
                                            4/30/99                       Buy                     1,000                 3.00
                                            4/30/99                       Buy                     1,000                 3.00
                                            4/30/99                       Buy                     1,000                 3.00
                                            4/30/99                       Buy                     2,000                 3.00
                                            4/30/99                       Buy                     1,000                 3.00
                                            4/30/99                       Buy                     2,000                 3.00
                                            4/30/99                       Buy                       500                 3.00
                                            4/29/99                       Buy                     3,000                 2.81
                                            4/29/99                       Buy                     2,000                 2.81
                                            4/29/99                       Buy                     3,700                 3.00
                                            4/29/99                       Buy                     2,000                 2.75
                                            4/29/99                       Buy                       500                 3.00
                                            4/29/99                       Buy                     1,000                 3.00
                                            4/29/99                       Buy                       300                 3.00






                                                             Page 14 of 16 Pages



                                              Date of                  Nature of                 Number of            Price Per
         For the Account of                 Transaction               Transaction                 Shares                Share
         ------------------                 -----------               -----------                 ------                -----

         Mr. Loeb                           4/29/99                       Buy                     2,500                 $3.00
         --------                           4/29/99                       Buy                       500                  3.00
                                            4/29/99                       Buy                       500                  2.94
                                            4/28/99                       Buy                       500                  2.75
                                            4/28/99                       Buy                       200                  3.00
                                            4/28/99                       Buy                     3,300                  3.00
                                            4/27/99                       Buy                       300                  2.75
                                            4/26/99                       Buy                       500                  2.75
                                            4/26/99                       Buy                     4,500                  2.88
                                            4/26/99                       Buy                       500                  2.88
                                            4/26/99                       Buy                     3,000                  2.75
                                            4/26/99                       Buy                     2,000                  2.75
                                            4/09/99                       Buy                       500                  2.19
                                            4/09/99                       Buy                       500                  2.19
                                            4/09/99                       Buy                       500                  2.19
                                            4/09/99                       Buy                       500                  2.25
                                            4/09/99                       Buy                     1,000                  2.25
                                            4/09/99                       Buy                     2,000                  2.25
                                            4/09/99                       Buy                     5,000                  2.25
                                            3/31/99                       Buy                     1,000                  2.00

         Founders Equity                    4/30/99                       Buy                     5,000                  2.94
         ---------------                    5/03/99                       Buy                    16,000                  2.94

         Mr. Bowers                         5/06/99                       Buy                     2,000                  2.63
         ----------                         5/06/99                       Buy                       300                  2.50
                                            5/11/99                       Buy                       700                  2.50


                                                             Page 15 of 16 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.       Joint Filing  Agreement  dated May 28, 1999 by and among
         Paulson  Acquisition LLC, Paulson Ranch Ltd., Bernard A.
         Paulson, Founders Equity Securities,  Inc., Leon S. Loeb
         and Richard L. Bowers...................................             16